Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred,
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine

02015821

March 7, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

SUPPL

02 MAR 13 AM 8:03

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : TJP pays dividend by shares of TT&T (ADMS 97/44)
   Date : December 27, 2001

2. Title : The amendment on the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries and set date for the extra-ordinary general meeting of shareholders No. 1/2002 (ADMS 01/45)
   Date : January 7, 2002

3. Title : The allocation of warrant to new directors of the company and its subsidiaries, investment of ACUMEN and amendment on agenda of the extra-ordinary general meeting of shareholders No. 1/2002 (ADMS 02/45)
   Date : January 22, 2002

4. Title : Report on resolutions of the extra-ordinary general meeting of Shareholders No. 1/2002 (ADMS 08/45)
   Date : February 11, 2002

5. Title : Report on the Board of directors' resolutions, sets dates for annual general meeting of shareholders and omits dividend payment (ADMS 14/45)
   Date : February 27, 2002

6. Title : Report on submitting its audited financial statement and the company 's operation results. (ADMS 15/45)
   Date : February 28, 2002

7. Title : Report and Consolidated Financial Statements as of December 31, 2001

dw 3/14

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3076; Fax: (662) 502-3152 or E-Mail: prachuab@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________

Name : Mr. Prachuab Tantinawachai
Title : Senior Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 97/44

27 December 2001

Subj. : TJP pays dividend by shares of TT&T

T.J.P. Engineering Co., Ltd.(TJP), a subsidiary company in which Jasmine International Public Company Limited (JASMIN) holds 80% of the available shares, will pay the unpaid dividend of its profit during the year 1997-1999 amounting to 75.68 million Baht by shares of Thai Telephone & Telecommunication Public Company Limited (TT&T) at Bt. 2.90 apiece to its shareholders.

JASMIN who holds 1.6 million shares of TJP will receive dividend in form of 10.4 million shares of TT&T or equals to 30.16 million Baht. Dividend payment will be made within December 2001.

The above transaction does not make any significance in shareholding in TT&T of JASMIN Group since formerly JASMIN Group holds 35.88% in TT&T and after this transaction JASMIN Group will hold 35.79% in TT&T. The reason of the reduction is TJP has to pay dividend to other shareholders according to their proportion.

Please be informed accordingly.

Signature__________________________ Authorized director
(Mr. Phongchai Sirinaruemitr)
President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. **(66 2) 502-3000-7** Fax: **(66 2) 502-3150-2**, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 01/45

7 January 2002

Subj. : The amendment on the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries and set date for the extra-ordinary general meeting of shareholders No. 1/2002

A Jasmine International Public Company Limited (JASMIN) board of directors' meeting No. 1/2002 held on 7 January 2002 passed the following resolutions:-

1. Please refer to the resolution of JASMIN board of directors' meeting No. 3/2000 held on 19 April 2000 concerning the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries, JASMIN board of directors' meeting has passed the resolution to amend the issuance and offering of the warrant which shall be carried out one after another (for 5 years period)to be that the rest of warrants shall be issued and offering to participants of the plan at one time allotment. As a result, its deem necessary to amend the maturity date as follows:-

   The Previous Clause
   "Life of Warrants (each grant) : Approximately 5 years after the date of each grant"

   Amended Clause
   "Maturity Date : Approximately 5-8 years after the date of granting"

   So details are at the following :-

Issue No.	*Class 1 Warrant*		*Class 2 Warrant*		*Class 3 Warrant*	
	The 1st exercise date	*Maturity Date*	*The 2nd exercise date*	*Maturity Date*	*The 3rd exercise date*	*Maturity Date*
2	15 March 2002	5	-	-	15 March 2002	5
3	15 March 2003	6	15 March 2002	5	-	-
4	-	-	15 March 2002	5	-	-
5	-	-	15 March 2003	6	-	-
6	-	-	15 March 2003	6	-	-
7	-	-	15 March 2004	7	-	-
8	-	-	15 March 2004	7	-	-
9	-	-	15 March 2005	8	-	-
10	-	-	15 March 2005	8	-	-

The details other than mentioned above are remained the same. However, if the issuance and offering of the warrant cannot be carried out and therefore, affected the first exercise date on 15 March 2002, the new exercise date shall be set at the discretion of JASMIN board of director.
The above mentioned amendment shall be proposed to the shareholders' meeting for the approval.

2. Set date for an extra-ordinary general meeting of shareholders No. 1/2002 should be held on Monday 11 February, 2002 at 2.00 p.m. at Auditorium Room, Jasmine International Tower, 3rd Floor, No. 200 Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120. The agenda for the meeting will:
   2.1 Certify the minutes of the annual general meeting of shareholders No. 1/2001 held on 25 April 2001.
   2.2 Approve the amendment on the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries
   2.3 Other matter (it any)

3. The date for closing the company share register for the right to attend the meeting will be on Monday 21 January, 2002 at 12.00 a.m. until the adjournment of the meeting.

Please be informed accordingly.

Signature____________________ Authorized director

(Mr. Phongchai Sirinaruemitr)

President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 02/45

22 January 2002

Subj. : The allocation of warrant to new directors of the company and its subsidiaries, investment of ACUMEN and amendment on agenda of the extra-ordinary general meeting of shareholders No. 1/2002

A Jasmine International Public Company Limited (JASMIN) board of directors' meeting No. 2/2002 held on 22 January 2002 passed the following resolutions:-

1. Approved the new directors of JASMIN and its subsidiaries who were appointed after the first issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries to participate in the mentioned project and to allocate warrants to those directors at the following details:-

Name		*Position*	*Number of Warrants (units)*	
			Class 1	*Class 2*
1. Mr. Phongchai	Sirinaruemitr*	Director of Jasmine International PCL.	160,000	403,200
2. Mr. Paisan	Kaweyanun	Director of Jasmine Internet Co., Ltd.	89,933	94,472
3. Mr. Julapong	Limpasuthum	Director of ACeS Regional Services Co., Ltd.	100,000	-
4. Mrs. Duangsuda	Horugsa	Director of Compunet Corporation Ltd.	101,533	-

Participants of class 1 and class 2 warrant shall receive warrants at the existing principles.
Note : *Director who is granted more than 5% of total warrant of this plan.*
However, the above matter must be proposed to the shareholders' meeting for the approval.

2. Approved that the board of directors of Acumen Co., Ltd. (ACUMEN), a wholly-owned subsidiary of JASMIN may use excess cash, which are not used in the business operation and is not subject to restrictions on fund reserved for redemption of 3.5 million units of senior secured debentures of ACUMEN No. 1/1999, which will be due on 2004, to invest in debt instrument and other debts. However, the preliminary fund should not exceed 560 million Baht. This investment will be beneficial to JASMIN's Group because it would maximize the efficiency of cash management of the company. In this connection, it was approved that the board of directors of ACUMEN appoint an institution experienced in fund management and investment as the fund manager as well as consider the amount of remuneration therefor.

However, this transaction must be proposed to the shareholders' meeting for the approval.

3. Approved to add and amend agenda of the extra-ordinary general meeting of shareholders No. 1/2002 whi will be held on Monday 11 February, 2002 at 02.00 p.m. at Auditorium Room, Jasmine International Towe 3rd Floor, No. 200 Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120. Tl agenda for the meeting will be as follows:-

   3.1 Certify the minutes of the annual general meeting of shareholders No. 1/2001 held on 25 April 2001.

   3.2 Approve the amendment on the issuance and offering of warrants to purchase new shares to directors (employees of the company and its subsidiaries.

   3.3 Approve the participation on the issuance and offering of warrants to purchase new shares to directors c employees of the company and its subsidiaries and the allocation of those warrants to the new directoı of the company and its subsidiaries who were appointed after the first issuance and offering of warrants.

   3.4 Approve the investment of Acumen Co., Ltd.

   3.5 Other matter (it any)

4. The date for closing the company share register for the right to attend the meeting will remain the sam which is on Monday 21 January, 2002 at 12.00 a.m. until the adjournment of the meeting.

Please be informed accordingly.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน) • Jasmine International Public Company Limited •

Signature________________________Authorized director

(Mr. Phongchai Sirinaruemitr)

President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 08/45
11 February 2002

Subj. : Report on resolutions of the Extra-ordinary General Meeting of Shareholders No. 1/2002

Jasmine International Public Company Limited (JASMIN) would like to report on the resolutions of the Extra-ordinary General Meeting of Shareholders No. 1/2002 held on 11 February 2002 as the following:-

1. Certified the minutes of the Annual General Meeting No. 1/2001 held on 25 April 2001.

2. Approved the amendment to the details on the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries which was previously stipulated to be consequentially issued and offered (for a 5-year period), to be amended to issue and offer the warrants to purchase new shares all at once. As a result, the maturity date of the warrants must be amended, per the following details:

   Previous Clause
   "Life of Warrants (each grant) : Approximately 5 years after the date of each grant"
   Amended Clause
   "Maturity Date : Approximately 5-8 years after the date of granting"
   So details are at the following:-

Issue No.	*Class 1 Warrant*		*Class 2 Warrant*		*Class 3 Warrant*	
	The 1st exercise date	*Maturity Date*	*The 1st exercise date*	*Maturity Date*	*The 1st exercise date*	*Maturity Date*
2	15 March 2002	5	-	-	15 March 2002	5
3	15 March 2003	6	15 March 2002	5	-	-
4	-	-	15 March 2002	5	-	-
5	-	-	15 March 2003	6	-	-
6	-	-	15 March 2003	6	-	-
7	-	-	15 March 2004	7	-	-
8	-	-	15 March 2004	7	-	-
9	-	-	15 March 2005	8	-	-
10	-	-	15 March 2005	8	-	-

   The details other than mentioned above shall remain the same. However, the company will issue and offer the warrants to purchase new shares to participants all at once, if the issuance and offering of the warrant may not be made for the initial exercise date on 15 March 2002, the new exercise date shall be set at the discretion of JASMIN board of director and shall be further notified to the employees and the participants.

3. Approved the participation on the issuance and offering of warrants to purchase new shares to directors or employees of the Company and its subsidiaries and the allocation of those warrants to new directors of the company and its subsidiaries who were appointed after the first issuance and offering of warrants per the following details:-

Name		*Position*	*Number of Warrants (units)*	
			Class 1	*Class 2*
1. Mr. Phongchai	Sirinaruemitr*	Director of Jasmine International PCL.	160,000	403,200
2. Mr. Paisan	Kaweyanun	Director of Jasmine Internet Co., Ltd.	89,933	94,472
3. Mr. Julapong	Limpasuthum	Director of ACeS Regional Services Co., Ltd.	100,000	-
4. Mrs. Duangsuda	Horugsa	Director of Compunet Corporation Ltd.	101,533	-

*Note : *Director who is granted more than 5% of total warrant of this plan.*

Participants of class 1 and class 2 warrant shall receive warrants at the existing principles.

4. Approved the investment of Acumen Co., Ltd. (ACUMEN), a wholly-owned subsidiary of JASMIN that ACUMEN board of directors may use excess cash, which are not used in the business operation and is not subject to restrictions on fund reserved for redemption of 3.5 million units of senior secured debentures of ACUMEN No. 1/1999, which will be due on 2004, to invest in debt instrument and other debts. However, the preliminary fund should not exceed 560 million Baht. This investment will be beneficial to JASMIN's Group because it would maximize the efficiency of cash management of the company. In this connection, it was approved that the board of directors of ACUMEN appoint an institution experienced in fund management and investment as the fund manager as well as consider the amount of remuneration therefor.

Please be informed accordingly.

Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)
Director

Jasmine International Public Company Limited

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 14/45
27 February 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED (JASMIN) REPORTS ON THE BOARD OF DIRECTORS' RESOLUTIONS, SETS DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS AND OMITS DIVIDEND PAYMENT

The board of directors of JASMIN at a meeting No. 3/2002 held on 27 February 2002 passed the following resolutions:-

1. Certify the minutes made at an extra-ordinary shareholders meeting No. 1/2002 held on 11 February 2002 and propose the matter to the shareholders meeting for the approval.

2. Certify the company financial statement and auditor's report as at 31 December 2001 and propose the matter to the shareholders meeting for the approval.

3. That the company will omit dividend payment for the operation from 1 January 2001 to 31 December 2001, and propose the matter to the shareholders meeting for the approval.

4. Approve that 4 directors; Thunpuying Niramol Suriyasat, Dr.Vichit Yamboonruang, Mrs.Bilaibhan Sampatisiri, and Mr.Terasak Jerauswapong who retired by rotation are re-elected as directors of the company and propose the matter to the shareholders meeting for the approval. The remuneration of the board of directors for 2002 will be followed the shareholders meeting's resolutions.

5. Approve the appointment of Mr.Ruth Chaowanagawi, the Certified Public Account's License No. 3247 or Mr.Narong Puntawongse, the Certified Public Account's License No. 3315 of Ernst & Young as the company's auditors for another term and determine remuneration in 2002 of not exceeding 900,000 Baht. This matter will be proposed to the shareholders meeting for the approval.

6. That an annual general meeting of shareholders No. 1/2002 should be held on Friday 26th April, 2002 at 14.00 hrs. at Auditorium Room, Jasmine International Tower, 3rd floor, No. 200 Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred District, Nonthaburi 11120. The agenda for the meeting will:
   6.1 Certify the minutes of the extra-ordinary shareholders meeting No. 1/2002 held on 11 February 2002.
   6.2 Acknowledge the board of directors' annual report on the company operating result during 2001.
   6.3 Approve the company financial statements and auditor's report as at 31 December 2001.
   6.4 Consider the dividend omission for 2001's operational results.
   6.5 Appoint an auditor and fix the auditing fee.
   6.6 Appoint new directors to succeed those completing their terms, and fix their remuneration.
   6.7 Consider other issues (if any).

7. That the date for closing the company share register for the right to attend the meeting will be on Friday 5th April, 2002 at 12.00 a.m. until the adjournment of the meeting.

Signature ______________________ Authorized director

(Mr.Phongchai Sirinaruemitr)
President

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. (66 2) 502-3000-7 Fax: (66 2) 502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 15/45

February 28, 2002

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS AUDITED FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its audited financial statements for the year ended December 31, 2001. These financial statements have been

(✓) approved by the company's Executive Committee at the meeting No. 4/2002 held on February 22, 2002.

(✓) reviewed by the company's Audit Committee at the meeting No. 2/2002 held on February 27, 2002.

(✓) approved by the company's Board of Directors at the meeting No.3/2002 held on February 27, 2002.

In addition, stated below is the report on the company's operation results.

The company and its subsidiaries incurred net profit of Bt.677 million in 2001 increasing Bt.2,342 million or 140% compared with net loss of Bt.1,665 million in 2000. The increment was due to the following factors:

1. The company and its subsidiaries have total income (excluding profit from exchange rate) of Bt.4,928 million increasing Bt.59 million from the same period last year, partly from other income of Bt.527 million.
2. The company and its subsidiaries gained the total operating profit (loss) of Bt.513 million. Breakdown is as follows:

2.1	Acumen Co.,Ltd.	Bt.	279	Million
2.2	Jasmine Submarine Telecommunications Co.,Ltd.	Bt.	273	Million
2.3	Jasmine Telecom Systems Co., Ltd.	Bt.	227	Million
2.4	T.J.P. Engineering Co.,Ltd.	Bt.	173	Million
2.5	Siam Teltech Computer Co.,Ltd.	Bt.	87	Million
2.6	Jasmine International Public Company Limited	Bt.	(175)	Million
2.7	Jasmine International Overseas Co.,Ltd.	Bt.	(287)	Million
2.8	Others	Bt.	(64)	Million

3. The company and its subsidiaries incurred profit of Bt.256 million from the foreign exchange rate as a result of the Baht appreciation against the Japanese Yen.
4. The company realized loss of Bt.92 million from associated companies, one part of it from Thai Telephone and Telecommunication Public Company Limited at the amount of Bt.88 million.

Please be informed accordingly.

Signature ________________ Authorized director
(Mr. Phongchai Sirinaruemitr)

JASMIN reports audited annual financial statements as follows.

Jasmine International Public Company Limited

		Audited
Ending December 31,		(In thousands)
	For year	
Year	2001	2000
Net profit (loss)	676,767	(1,665,382)
EPS (baht)	1.71	(4.42)

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..................................

(Mr.Phongchai Sirinaruemitr)

Position President

Authorized to sign on behalf of the company